EX-99.m.1

INVESTED PORTFOLIOS
DISTRIBUTION AND SERVICE PLAN

Effective: April 30, 2009
Amended: April 30, 2021

This amended Plan was adopted by InvestEd Portfolios (the "Trust"), on behalf of each series of the Trust (each, a "Fund"), pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act"), to provide for payment by the Trust of certain expenses in connection with the distribution of each Fund's shares, provision of personal services to such Fund's shareholders and the service and/or maintenance of shareholder accounts. Payments under the Plan are to be made to Delaware Distributors, L.P. ("DDLP") which serves as the principal underwriter for the Trust under the terms of the Underwriting Agreement pursuant to which it shall offer and sell the shares of each Fund.

Distribution Fee and Service Fee

With respect to each Fund, the Trust is authorized to pay to DDLP an amount not to exceed on an annual basis .25 of 1% of a Fund's average net assets of the shares as either (1) a "distribution fee" to finance the distribution of that Fund's shares, or (2) a "service fee" to finance shareholder servicing by DDLP, its affiliated companies, broker-dealers who may sell shares and other third-parties to encourage and foster the maintenance of shareholder accounts, or as a combination of the two fees. The amounts shall be payable to DDLP daily or at such other intervals as the board of trustees may determine.

FINRA Definition

For purposes of this Plan, the "distribution fee" may be considered as a sales charge that is deducted from the net assets of the shares of each Fund and does not include the service fee. The "service fee" shall be considered a payment made by the Trust for personal service and/or maintenance of shareholder accounts, provided, however, if the Financial Industry Regulatory Authority ("FINRA"), adopts a definition of "service fee" for purposes of Rule 2830 that differs from the definition of service fee as used herein, or if FINRA adopts a related definition intended to define the same concept, the definition of service fee as used herein shall be automatically amended to conform to the FINRA definition.

Quarterly Reports

DDLP shall provide to the board of trustees of the Trust, and the board of trustees shall review at least quarterly, a written report of the amounts so expended of the distribution fee and/or service fee paid to it under this Plan with respect to the shares of each Fund and the purposes for which such expenditures were made.

Approval of Plan

This Plan shall become effective as to a Fund when it has been approved by a vote of at least a majority of the outstanding voting securities of that Fund (as defined in the Act) and by a vote of the board of trustees of the Trust and by the trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Plan or any agreement related to this Plan (other than as trustees or shareholders of the Trust) ("independent trustees") cast in person at a meeting called for the purposes of voting on such Plan.

Continuance

This Plan shall continue in effect as to each Fund for a period of one (1) year and thereafter from year to year only so long as such continuance is approved by the trustees, including the independent trustees, as specified hereinabove for the adoption of the Plan by the trustees and independent trustees.

Trustee Continuation

In considering whether to adopt, continue or implement this Plan, the trustees shall have a duty to request and evaluate, and DDLP shall have a duty to furnish, such information as may be reasonably necessary to make an informed determination of whether this Plan should be adopted, implemented or continued.

Termination

This Plan may be terminated as to a Fund at any time by a vote of a majority of the independent trustees of the Trust or by a vote of the majority of the outstanding shares of that Fund without penalty. On termination, as to a Fund, the payment of all distribution and service fees shall cease, and the Trust shall have no obligation to DDLP to reimburse it for any cost or expenditure it has made or may make to distribute a Fund's shares or to service shareholder accounts.

Amendments

This Plan may not be amended to increase materially the amount to be spent for distribution of a Fund's shares, personal service and/or maintenance of shareholder accounts, without approval of the shareholders of that Fund, and all material amendments of this Plan must be approved in the manner prescribed for the adoption of the Plan as provided hereinabove. The distribution and service fees may be reduced by action of the board of trustees without shareholder approval.

Trustees

While this Plan is in effect, the selection and nomination of the trustees who are not interested persons of the Trust shall be committed to the discretion of the trustees who are not interested persons of the Trust.

Records

Copies of this Plan, agreements and reports made pursuant to this Plan shall be preserved as provided in Rule 12b-1(f) under the Act.